

Mail Stop 3561

January 26, 2007

Mr. James W. Bernau
President
Willamette Valley Vineyards, Inc.
8800 Enchanted Way, SE
Turner, OR 97392

      **Re: Willamette Valley Vineyards, Inc.
             Form 10-KSB for the Fiscal Year Ended December 31, 2005
             Filed March 31, 2006
             Form 10-Q for the Quarterly Period Ended September 30, 2006
             Filed November 14, 2006
             File No. 0-21522**

Dear Mr. Bernau:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief